# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MasTec, Inc., CIK 0000015615
CUSIP: 576323109
Title of class of securities: Common Stock, Par Value $.10 Per Share
Address of issuer's principal executive offices: 800 S. Douglas Road, 12th Floor, Coral Gables, Florida (FL), 33134
Date of event which requires filing of this statement: 08/21/2025
Filed by CIK 0001079760
Persons authorized to receive notices and communications: Sandy Orr, 800 S. Douglas Road, 11th Floor, Coral Gables, Florida (FL), 33134, 305-406-1968

## Reporting persons
- Jose Ramon Mas (CIK 0001079760): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,536,936; shared voting power 1,649,941; sole dispositive power 4,536,936; shared dispositive power 1,649,941; aggregate amount beneficially owned 6,186,877 (7.8% of the class)
  Comment: This Amendment No. 4 to Schedule 13D is filed jointly on behalf of Jose Ramon Mas, Jose Ramon Mas Holdings I, LLC ("JRM Holdings I"), Jose Ramon Mas Holdings, LLC ("JRM Holdings"), Jorge Mas Irrevocable Family Trust ("JM Trust"), Jose Ramon Mas Irrevocable Family Trust ("JR Trust"), Mas Equity Partners III, LLC ("Mas Partners III"), and Mas Family Foundation Inc. ("Family Foundation") (collectively, the "Reporting Persons"). This Amendment No. 4 to Schedule 13D amends and updates the statements on Schedule 13D previously filed on December 9, 2015, as amended on November 19, 2019, as further amended on January 13, 2023, as further amended on September 10, 2024, with respect to the Common Stock, $.10 par value (the "Shares" or "Common Stock") of MasTec, Inc., a Florida corporation (the "Issuer").
- Jose Ramon Mas Holdings I, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 1,280,688; shared voting power 0; sole dispositive power 1,280,688; shared dispositive power 0; aggregate amount beneficially owned 1,280,688 (1.6% of the class)
  Comment: See comments above.
- Jose Ramon Mas Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 1,280,688; shared voting power 0; sole dispositive power 1,280,688; shared dispositive power 0; aggregate amount beneficially owned 1,280,688 (1.6% of the class)
  Comment: See comments above.
- Jorge Mas Irrevocable Family Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 848,941; sole dispositive power 0; shared dispositive power 848,941; aggregate amount beneficially owned 848,941 (1.1% of the class)
  Comment: See comments above.
- Jose Ramon Mas Irrevocable Family Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 425,000; sole dispositive power 0; shared dispositive power 425,000; aggregate amount beneficially owned 425,000 (0.5% of the class)
  Comment: See comments above.
- Mas Equity Partners III, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 276,000; sole dispositive power 0; shared dispositive power 276,000; aggregate amount beneficially owned 276,000 (0.3% of the class)
  Comment: See comments above.
- Mas Family Foundation Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
  Comment: See comments above.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $.10 Per Share
Name of issuer: MasTec, Inc.
Address of issuer's principal executive offices: 800 S. Douglas Road, 12th Floor, Coral Gables, Florida (FL), 33134

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Share ownership by each of the persons reporting on this Schedule 13D reflect transfers among certain of the reporting persons as well as grants of equity compensation to Mr. Mas since November 19, 2019, all as previously reported on Forms 4 filed by Mr. Mas.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of this filing to is report entry by Jose Ramon Mas on August 18, 2025 into an amendment (the "Third Amendment") to the previously reported prepaid variable forward sale contract entered into by Jose Ramon Mas with an unaffiliated party (the "JR 2019 Prepaid Forward Contract," and, as amended to date, the "Prepaid Forward Contract"). The Third Amendment amends the Floor Price (as defined below) and Cap Price (as defined below) for each Tranche 2 Component (as defined below), which were determined based on the volume weighted average price (the "VWAP") of MasTec, Inc.'s common stock for a specified period ended on August 21, 2025, and appropriately adjusts the number of Shares to be delivered on the respective valuation date for each Tranche 2 Component, with such adjustment resulting in a reduction in the number of Shares pledged under the Prepaid Forward Contract to 340,794 Shares.

The Prepaid Forward Contract provides for the settlement of the transaction, at the option of Jose Ramon Mas, in cash or in Shares. At settlement Jose Ramon Mas will be obligated to deliver to the buyer, on the applicable date in August or September 2026 or 2027 for the applicable component (each, a "Valuation Date") in the first ("Tranche 1") or second ("Tranche 2") tranche, as applicable, of 15 components each ( "Tranche 1 Components" or "Tranche 2 Components"), at Jose Ramon Mas's option, up to 100% of the number of Shares pledged for such component or an equivalent amount of cash. Jose Ramon Mas entered into the JR 2019 Prepaid Forward Contract to provide funds for investment in the Miami Major League Soccer franchise. For more information on the terms of the Prepaid Forward Contract, please see Item 6 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
By Jose Ramon Mas: 6,186,877, 7.8%. The Shares beneficially owned by Jose Ramon Mas include: 3,256,248 Shares owned by Jose Ramon Mas individually; 1,280,688 Shares owned by JRM Holdings I, which is controlled by JRM Holdings, of which Jose Ramon Mas is the sole member; 848,941 Shares owned by the JM Trust of which Jose Ramon Mas is a trustee; 425,000 Shares owned by the JR Trust of which Patricia Mas, the wife of Jose Ramon Mas, is a trustee; 276,000 Shares owned by Mas Partners III, a Delaware limited liability company, in which Jose Ramon Mas is a member; and 100,000 Shares owned by the Family Foundation, a Florida not-for-profit corporation, of which Jose Ramon Mas is the secretary and a member of the Board of Directors. Jose Ramon Mas disclaims beneficial ownership of all Shares of common stock held by the JM Trust, the JR Trust and the Family Foundation, except, in each case, to the extent of his pecuniary interest therein. 340,794 Shares of Common Stock owned by Jose Ramon Mas individually are subject to the Prepaid Forward Contract and are pledged as collateral to secure Jose Ramon Mas's obligations under such Prepaid Forward Contract.

By JRM Holdings I: 1,280,688, 1.6%

By JRM Holdings: 1,280,688, 1.6%

By JM Trust: 848,941, 1.1%

By JR Trust: 425,000, 0.5%

By Mas Partners III: 276,000, 0.3%

By Family Foundation: 100,000, 0.1%

The percentage of beneficial ownership is based upon 78,907,954 Shares of Common Stock outstanding as of July 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person's responses to cover page Items 7 through 10 of this 13D/A are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: The Reporting Person's responses to Items 4(a) and 6(a) of this 13D/A are hereby incorporated by reference in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: 340,794 Shares owned by Jose Ramon Mas are covered by the Prepaid Forward Contract. The Prepaid Forward Contract obligates Jose Ramon Mas to deliver to the buyer under the Prepaid Forward Contract, on each Valuation Date, at Jose Ramon Mas's option, up to 100% of the number of Shares pledged for the applicable component or an equivalent amount of cash. Jose Ramon Mas pledged an aggregate of 340,794 Shares (the "Pledged Shares") of MasTec, Inc. common stock to secure his obligations under the Prepaid Forward Contract, and currently retains ownership and voting rights in the Pledged Shares during the term of the pledge. The number of Shares to be potentially delivered to the buyer on each Valuation Date (or on which to base the amount of cash to be delivered to the buyer on such Valuation Date) is to be determined as follows: (a) if the VWAP of Shares on the Valuation Date for the applicable Tranche 1 Component or Tranche 2 Component (each, a "Valuation Price") is less than or equal to $97.3535 (the "Tranche 1 Floor Price") or $157.3441 (the "Tranche 2 Floor Price," and each of the Tranche 1 Floor Price and Tranche 2 Floor Price, a "Floor Price"), respectively, then Jose Ramon Mas will deliver to the buyer all of the Pledged Shares for the applicable component; (b) if such Valuation Price for the Tranche 1 Component or Tranche 2 Component is greater than the Tranche 1 Floor Price or Tranche 2 Floor Price, respectively, but less than or equal to $127.6413 (the "Tranche 1 Cap Price") or $243.0093 (the "Tranche 2 Cap Price," and each of the Tranche 1 Cap Price and Tranche 2 Cap Price, a "Cap Price"), respectively, then Jose Ramon Mas will deliver to the buyer the number of Shares equal to 100% of the Pledged Shares for the applicable component multiplied by the quotient of the applicable Floor Price divided by such Valuation Price and (c) if such Valuation Price for the Tranche 1 Component or Tranche 2 Component exceeds the Tranche 1 Cap Price or Tranche 2 Cap Price, respectively, then Jose Ramon Mas will deliver to the buyer the number of Shares equal to 100% of Pledged Shares for the applicable component multiplied by the quotient of (x) the applicable Floor Price plus such excess divided by (y) such Valuation Price. Except as set forth above, Jose Ramon Mas retains beneficial ownership of the Pledged Shares and rights related thereto, including voting power with respect thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Variable Share Forward Transaction Amendment No. 3 Agreement dated August 18, 2025 by and between Jose Ramon Mas and Bank of America, N.A.

## Signatures
- Jose Ramon Mas: /s/ Jose Ramon Mas, Jose Ramon Mas (08/22/2025)
- Jose Ramon Mas Holdings I, LLC: /s/ Jose Ramon Mas, Jose Ramon Mas, Manager (08/22/2025)
- Jose Ramon Mas Holdings, LLC: /s/ Jose Ramon Mas, Jose Ramon Mas, Manager (08/22/2025)
- Jorge Mas Irrevocable Family Trust: /s Jose Ramon Mas, Jose Ramon Mas, Trustee (08/22/2025)
- Jose Ramon Mas Irrevocable Family Trust: /s/ Jorge Mas, Jorge Mas, Trustee (08/22/2025)
- Mas Equity Partners III, LLC: /s/ Jose Ramon Mas, Jose Ramon Mas, Member (08/22/2025)
- Mas Family Foundation Inc.: /s/ Jose Ramon Mas, Jose Ramon Mas, Secretary (08/22/2025)